Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

July 26, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11630
Balanced Income Equity and ETF Portfolio, Series 70
(the “Trust”)
CIK No. 2023008 File No. 333-280482

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Common Stock portion of the portfolio is comprised of 15 approximately equally weighted, sector-diverse equity income stocks. The Staff notes that 15 equity securities are less likely to be diversified if held in large, mid and small capitalization companies (as opposed to just large capitalization companies). Please consider adding diversification risk disclosure if the Trust is ultimately a 15-stock portfolio with mixed capitalization.

Response:With respect to the Staff’s comment, the Trust believes that the existing risk disclosure is appropriate for the Trust’s investments. The Trust notes that several of the ETFs in the portfolio invest in equity securities. However, the Sponsor intends to consider adding diversification risk disclosure where a future trust invests in a relatively small number of securities or has outsized exposure to a small number of securities.

2.Given that the universe of common stocks may include those with a market capitalization of over $5 billion, please include disclosure in the Portfolio Selection Process and Risk Factors sections as appropriate if the Trust has exposure to small and/or mid capitalization companies.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to small and/or mid capitalization companies, appropriate disclosure will be added to the Portfolio Selection Process and Risk Factors sections of the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon